

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

January 23, 2017

<u>Via E-mail</u>
Amir Adnani
President and Chief Executive Officer
Uranium Energy Corp.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada, V6E 2Y3

   Re: **Uranium Energy Corp.**
       Registration Statement on Form S-3
       Filed January 5, 2017
       File No. 333-215444

Dear Mr. Adnani:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

          Sincerely,

          /s/ David Link for

          John Reynolds
          Assistant Director
          Office of Beverages,
          Apparel and Mining

cc: Richard Weintraub, Esq.
    McMillan LLP